May 15, 2024

Via EDGAR

Mr. Mark Wojciechowski

Mr. Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
File No. 001-32395

Dear Mr. Wojciechowski and Mr. Hiller:

Our responses to the comments raised in your letter dated April 24, 2024, are set forth below. The Staff’s comment is shown in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis

Income Statement Analysis, page 41

1.	We note your response to prior comments one and two, indicating that you believe no incremental discussion and analysis should be necessary because you operate a commodity business and have already provided a qualitative discussion of the pricing environment and reported average daily production volumes and average unit prices, which you regard as the relevant "primary material activity drivers."

You indicate that such disaggregated quantitative information allows investors to view the business from management’s perspective, though do not explain why you believe that a discussion and analysis of annual revenues and annual production in an annual report would not also be essential or fundamental to the view, and material to an assessment of your results of operations. You do not explain why you believe the requirement for the discussion and analysis to be "of the financial statements" could accommodate a narrative that excludes key financial measures that are required to be reported in your financial statements under generally accepted accounting principles.

With regard to the reasons for material changes in line items, you indicate that you are using the terms "primarily" or "partially offset by" when describing such reasons and that the absence of quantification "conveys the concept that no individual item needs to be quantified to assist the reader in understanding a variance." However, you have not explained how your concept on need reconciles to the requirement to describe such reasons in both quantitative and qualitative terms, nor shown how the concept has been applied in determining whether you would provide quantification.

U.S. Securities and Exchange Commission

May 15, 2024

We continue to believe that substantial revisions will be necessary to address our prior comments, to include a discussion and analysis of the periodic activity that is reported in your financial statements for each period, and the total volumes of production underlying annual sales/revenues. We re-issue prior comments one and two.

Response:

We respectfully acknowledge the Staff’s comment. We believe the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) of our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (the “10-K”) complies with Item 303 of Regulation S-K. Our income statement analysis complies with Item 303(a) of Regulation S-K by describing the significant components of revenues that, in our judgment, are material to an understanding of our results of operations. Also, within the MD&A, we present tables displaying production volumes and sales prices both on a consolidated basis (on page 42) as well as for each of our segments (on pages 44 – 48), which describe the extent to which changes in revenue are attributable to changes in prices or to changes in the volume of activity. We discuss the impact of prices on our business (on page 38) and changes in activity leading to material impacts on production volumes, organized by segment (on pages 44 – 48). Although the impact of changes in revenue are described in terms of earnings, this is in accordance with Instruction 2 to Item 303(b) of Regulation S-K: “If the reasons underlying a material change in one line item in the financial statements also relate to other line items, no repetition of such reasons in the discussion is required and a line-by-line analysis of the financial statements as a whole is neither required nor generally appropriate.” This is also consistent with Instruction 3 to Item 303(b), which directs us not to duplicate disclosures already provided within the filing.

In discussing any additional material changes in our results of operations, we disclose material components of changes including material offsetting activity components. Identifying offsetting factors, and the direction of such offsetting factors, provides investors with a comprehensive understanding of variances across periods.

Notwithstanding our belief that our income statement analysis and disclosure is in compliance with Item 303(a) of Regulation S-K, in response to the Staff’s comment, and following our conversations with the Staff on May 6, 2024, and May 8, 2024, we propose to enhance in future periodic filings the presentation of certain information within the “Results of Operations” section of the MD&A through updates to the order and/or formatting of, or the inclusion of, certain financial information and operating statistics already presented elsewhere within our periodic reports (or derived from such information).

These enhancements, based on the example of our 2023 10-K, include:

-	Reordering the tables that provide consolidated production and realized price under the header “Summary Operating Statistics” currently on page 42 to the beginning of the “Results of Operations” section. This information will now precede our discussion and analysis of the consolidated income statement.

-	Within the “Summary Operating Statistics” table, the addition of a line below “Total Production (MBOED)” titled “Total Production (MBOE)” stating the total annual production (the total implied by a product of extending the average annual daily production by days within the year, as currently presented within the table) to display consolidated production volumes on an absolute basis.

U.S. Securities and Exchange Commission

May 15, 2024

-	Under the heading “Income Statement Analysis” the addition of a table displaying the amounts of the income statement items for the comparative periods (repeated from the Consolidated Income Statement on page 75) to precede the narrative discussion and analysis we already provide.

-	Reordering the table showing the summary of the company’s net income (loss) by business segment (currently on page 40) to follow the section titled “Income Statement Analysis” with a note directing the reader to see the pages for further discussion of segment results leading into the discussion of segment results on the following pages.

-	Within the tables for each segment under the title “Segment Results” (pages 44 – 48):

o	Before the presentation of segment “Net Income (Loss)” by year, the addition of lines showing the results of select components of net income (loss) for the segment by year, repeated or derived from financial data disclosed in “Note 24 – Segment Disclosures and Related Information” (pages 131 – 133) or the “Supplementary Data – Results of Operations” (pages 146 – 148), as applicable to the segment to facilitate comparison across annual periods. These would include, for example, sales and other operating revenues; production and operating expenses; depreciation, depletion and amortization and taxes other than income taxes.

o	The addition of a line below “Total Production (MBOED)” titled “Total Production (MBOE)” stating the segment’s total annual production (the total implied by a product of extending the average annual daily production by days within the year, as currently presented within the table) to display segment production volumes on an absolute basis.

In addition to adding supplemental tabular disclosures, to further supplement the analysis of annual revenues and the resulting impacts on results of operations, we propose to present in future periodic filings the amounts of changes in production volumes and realized prices in terms of impact on annual revenue, at both consolidated and segment levels. While these amounts can currently be computed from the tables we already provide in MD&A, we will additionally provide the quantified amounts in our narrative discussion and analysis. This presentation will also include the quantification of other reasons for changes in line items, where material.

To illustrate the quantification of changes in production volumes and realized prices in terms of impact on annual revenue, our MD&A disclosure in our future periodic filings will be consistent with the following example. The narrative below was reproduced and updated from the 2023 10-K MD&A that the Staff reviewed, under the heading “Results of Operations – Alaska – Net Income (Loss)” (page 44) to reflect the additional quantification of changes in terms of impact on annual revenue, as appropriate, in narrative form:

Net Income (Loss)

Alaska reported earnings of $1,778 million in 2023, compared with earnings of $2,352 million in 2022. Earnings decreases were driven by lower sales revenues resulting from lower realized crude oil prices of $866 million. Additional decreases include higher DD&A expenses of $88 million due to higher rates as a result of downward reserve revisions and higher production and operating expenses driven by higher transportation related costs of $35 million and well work activity of $27 million.

U.S. Securities and Exchange Commission

May 15, 2024

Partly offsetting the earnings decreases were lower taxes other than income taxes of $605 million due to lower realized crude oil prices.

This updated arrangement and presentation of the financial and operating data reflects our efforts to provide investors with a more streamlined view of the results of operations from management’s perspective. As these are not material changes to our existing disclosures, but instead are enhancements consisting primarily of updates to formatting and ordering, and providing recalculation or repetition of existing information within our filings, we will incorporate them into future periodic filings beginning with the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024. We will continue to evaluate our compliance with these rules and interpretations in future filings as there are changes in our business.

An electronic version of this letter has been filed via EDGAR.

Very truly yours,

/s/ William L. Bullock, Jr.

William L. Bullock, Jr.
Executive Vice President and
Chief Financial Officer of ConocoPhillips

cc:	Mr. Arjun N. Murti
Chairman of the Audit and
Finance Committee
Mr. Ryan M. Lance
Chairman of the Board of Directors and
Chief Executive Officer
Ms. Kelly Rose
Senior Vice President, Legal,
General Counsel and Corporate Secretary
Mr. Christopher P. Delk
Vice President and Controller
Mr. Daron Houston
Ernst & Young LLP